Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

June 25, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Newspaper advertisement.

Please find enclosed copies of newspaper advertisement regarding intimation of 36th annual general meeting of the company to be held through Video Conferencing (VC) facility / Other Audio Visual Means (OAVM), Book closure and other related information, as published in Financial Express and Nava Telangana on June 25, 2020.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl : as above

FINANCIAL EXPRESS – June 25, 2020

Dr.Reddy's

NOTICE

Shareholders may note that the 36th annual general meeting (AGM) of the company is scheduled on Thursday, 30 July, 2020 at 9.00 AM through Video Conferencing (VC) facility / Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 and rules made thereunder, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with General Circular Numbers 14/2020, 17/2020 and 20/2020 dated 8 April 2020, 13 April 2020 and 5 May 2020 respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12 May 2020 issued by the Securities and Exchange Board of India (collectively referred to as "the Circulars"), to transact the business that will be set forth in the notice of AGM.

In accordance with the aforesaid Circulars, the notice of AGM along with the annual report for the financial year 2019-20, shall be sent through electronic mode to all the shareholders who have registered their email addresses with the company/depository participants. Accordingly, shareholders who have not yet registered or updated their email addresses are requested to register their email address on www.drreddys.com/investors/investor-services/shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./DP id client id and valid email address for registration. Shareholders may note that the notice of AGM and annual report will also be made available on the company's website, www.drreddys.com, website of NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com

Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the notice of AGM. The manner of voting remotely for shareholders holding shares in demat mode, physical mode and for shareholders who have not registered their email addresses will be provided in the notice of AGM. The details will also be made available on the website of the company www.drreddys.com

Pursuant to Section 91 of the Companies Act, 2013, rules made thereunder and Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Register of Members and Share Transfer Books of the company will remain closed from Wednesday, July 15, 2020 to Friday, July 17, 2020 (both days inclusive) for taking record of the shareholders of the company for the purpose of AGM of the company and for determining the shareholders who would be entitled for the payment of dividend, if declared at the forthcoming AGM.

The board of directors of the company have recommended a final dividend of Rs. 25/- per equity share of face value of Rs. 5/- each for the financial year ended 31 March 2020. The dividend, once approved by the shareholders in the forthcoming AGM will be paid on or after five days from the conclusion of AGM, electronically through various online transfer modes to those shareholders who have updated their bank account details with the company. For shareholders who have not updated their bank account details with the company, dividend warrants/demand drafts/cheques will be sent to their registered addresses upon normalization of the postal services. To avoid delay in receiving the dividend, shareholders are requested to update their bank details with their depository participants in case securities are held in demat mode and shareholders holding securities in physical form should send a request for updating their bank details, to the company's registrar and transfer agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, email ID: bsshyd@bigshareonline.com

Shareholders may note that pursuant to the changes introduced by the Finance Act 2020 ("the Act"), dividend income will be taxable in the hands of the shareholders w.e.f. 1 April 2020 and the company is required to deduct tax at source (TDS) from dividend paid to shareholders at the prescribed rates:

For Resident Shareholders, taxes shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of shareholder available with the company	7.5% or as notified by the Government of India
Shareholders without PAN/invalid PAN with the company	20% or as notified by the Government of India

However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during the financial year 2020-21 does not exceed Rs. 5,000/- and also in cases where shareholders provide form 15G (applicable to any person other than a company or a firm)/form 15H (applicable to an Individual who is 60 years and older) subject to conditions specified in the Act. Shareholders may also submit any other document as prescribed under the Act to claim a lower/nil withholding tax. PAN is mandatory for shareholders providing form 15G/form 15H or any other documents as mentioned above.

For Non-Resident Shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

a. Self-attested copy of PAN allotted by the Indian Income Tax authorities;
b. Self-attested Tax Residency Certificate (TRC) obtained from the tax authorities of the country of which the shareholder is a resident;
c. Form 10F duly filled and signed;
d. Self-declaration from non-resident shareholder (format available on www.bigshareonline.com) primarily covering the following:
   i. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2020-21;
   ii. Non-resident is eligible to claim the benefit of respective tax treaty;
   iii. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
   iv. Non-resident receiving the dividend income is the beneficial owner of such income; and
   v. Dividend income is not attributable/effectively connected to any Permanent Establishment (PE) or fixed base in India.
e. Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the shareholder.

The company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the company, of the documents submitted by non-resident shareholder. Notwithstanding above, tax shall be deducted at source at 20% (plus applicable surcharge and cess) on dividend paid to foreign institutional investors ("FII") and foreign portfolio investors ("FPI"). Such TDS rate shall not be reduced on account of the application of the lower DTAA rate or lower tax deduction order, if any.

The aforementioned documents are required to be submitted at DRLtaxexemption@bigshareonline.com or uploaded on the website www.bigshareonline.com on or before Friday, 17 July 2020 in order to enable the company to determine and deduct appropriate TDS/withholding tax.Incomplete and/or unsigned forms and declarations will not be considered by the company. No communication on the tax determination/ deduction shall be considered post 17 July 2020. The company will arrange to email a soft copy of TDS certificate at the shareholders registered email address in due course, post payment of the said final dividend.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, option is available to the shareholder to file the return of income as per Income Tax Act, 1961 and claim an appropriate refund, if eligible. All communications/queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their email address DRLtaxexemption@bigshareonline.com

Above communication on TDS only sets out the provisions of law in a summarised manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

The AGM notice will be sent to the shareholders in accordance with the aforesaid Circulars and applicable laws on their registered email addresses in due course.

Place : Hyderabad
Date : June 24, 2020

For Dr. Reddy's Laboratories Limited

Sandeep Poddar
Company Secretary

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Nava Telangana – June 25, 2020

Dr.Reddy's

ప్రకటన

వాటాదారులు గమనించాల్సింది ఏమనగా, కంపెనీ యొక్క 36వ వార్షిక సర్వసభ్య సమావేశం (ఏజియం) గురువారం, 30 జులై, 2020న ఉ.9.00గం.లకు ఏజియం యొక్క ప్రకటనలో ఇచ్చినట్లుగా వ్యాపార సమీక్షకు కార్పొరేట్ వ్యవహారాల మంత్రిత్వశాఖ (ఎంసిఏ)చే జారీచేయబడిన మరియు సెక్యూరిటీస్ అండ్ ఎక్స్ఛేంజి బోర్డు ఆఫ్ ఇండియా (సేకరణగా - "సర్క్యులర్స్")చే జారీచేయబడిన సర్క్యులర్ నం.సెబీ/హెచ్/ఓ/సిఎఫ్‌డి/సిఎండి1/సిఐఆర్/పి/2020/79 తేది: 12 మే 2020కి సంబంధించి సాధారణ సర్క్యులర్ నంబర్లు 14/2020, 17/2020 మరియు 20/2020 తేది: 8 ఏప్రిల్ 2020, 13 ఏప్రిల్ 2020 మరియు 5 మే 2020తో చదువబడే సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్& డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015 ("సెబీ లిస్టింగ్ రెగ్యులేషన్స్") మరియు దాని క్రింద రూపొందించిన రూల్స్ మరియు కంపెనీల చట్టం, 2013 యొక్క నియమాలతో అనుసరించి వీడియో కాన్ఫరెన్స్ (విసి) సదుపాయం లేదా ఇతర ఆడియో విజువల్ మాధ్యమం (ఓఏవిఎం) సదుపాయాల ద్వారా నిర్వహించబడుతుంది.

పై సదరు సర్క్యులర్స్‌తో అనుసరించి, ఆర్థిక సంవత్సరం 2019-20 కొరకు వార్షిక రిపోర్టుతోపాటు ఏజియం యొక్క ప్రకటనను, కంపెనీ/డిపాజిటరీ పార్టిసిపెంట్స్‌తో వారి ఇమెయిల్ అడ్రస్‌లు నమోదుచేసుకున్న అట్టి వాటాదారులకు ఎలక్ట్రానిక్ విధానం ద్వారా మాత్రమే పంపబడినది. అదే విధంగా ఎవరైతే నమోదుచేసుకోని లేదా వారి ఇమెయిల్ అడ్రస్‌లు అప్‌డేట్‌కాని వాటాదారులు రిజిస్ట్రేషన్ కొరకు వారి ఫోలియో నం./డిపి ఐడి మరియు వాలిడ్ ఇమెయిల్ చిరునామాతోపాటు www.drreddys.com/investors/investor-services/shareholderinformation పై లేదా వారి డిపాజిటరీ పార్టిసిపెంట్ తో లేదా shares@drreddys.com వద్ద వారి అభిప్రాయాన్ని పంపవలెను. వాటాదారులు ఏజియం యొక్క ప్రకటనను మరియు వార్షిక రిపోర్టును కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.comపై ఎన్ఎస్‌డిఎల్ యొక్క వెబ్‌సైట్ www.evoting.nsdl.com పై మరియు స్టాక్ ఎక్స్ఛేంజిల వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com లో అందుబాటులోగల విధానంలో కూడా గమనించవచ్చును.

ఏజియం ప్రకటనలో ఇచ్చినట్లుగా వ్యాపారాన్ని వారి ఓటు రిమోట్‌గా వాటాదారులకు ఒక అవకాశం ఇవ్వబడుతుంది. ఏజియం ప్రకటనలో ఇవ్వబడిన వారి ఇమెయిల్ చిరునామాలను రిజిస్టర్‌చేసుకోని వాటాదారుల కొరకు మరియు డీమేట్ విధానం, భౌతిక విధానంలో వాటాలు కలిగియున్న వాటాదారుల కొరకు రిమోట్ ఓటింగ్ విధానం పొందవచ్చును. వివరాలు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై కూడా అందుబాటులో ఉంటాయి.

కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 91 మరియు సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్ అండ్ డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015 యొక్క రెగ్యులేషన్ 42 మరియు దాని క్రింద రూపొందించిన రూల్స్ అనుసరించి, రాబోవు ఏజియం ప్రకటించినట్లైతే డివిడెండ్ చెల్లింపు కొరకు ఎవరైతే అనుమతించబడినారో అట్టి వాటాదారులను గుర్తించుట కొరకు మరియు కంపెనీ యొక్క ఏజియం నిమిత్తం కంపెనీ యొక్క వాటాదారుల యొక్క రికార్డు తీసుకొనుట కొరకు బుధవారం, జులై 15, 2020 నుండి శుక్రవారం, జులై 17, 2020 (రెండు రోజులతో సహా) వరకు సభ్యుల రిజిస్టర్ మరియు కంపెనీ యొక్క వాటా బదిలీ పుస్తకాలు మూసియుంటాయి.

31 మార్చి 2020తో ముగిసిన ఆర్థిక సంవత్సరం కొరకు రూ.5/-చొప్పున యొక్క ఈక్విటీ వాటా ప్రకారం రూ.25/-ల చొప్పున ఫైనల్ డివిడెండ్‌ను కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లు సిఫారసుచేశారు. ఈ డివిడెండ్, రాబోవు ఏజియంలో వాటాదారులచే ఒక సారి ఆమోదించబడిన, కంపెనీతో వారి బ్యాంక్ వివరాలు అప్‌డేట్ చేసిన అట్టి వాటాదారులకు వివిధ ఆన్‌లైన్ ట్రాన్స్‌ఫర్ విధానాల ద్వారా ఎలక్ట్రానిక్‌గా, ఏజియం ముగిసిన రోజున లేదా ఐదు రోజుల తరువాత చెల్లించబడుతుంది. కంపెనీతో వారి బ్యాంక్ ఖాతా వివరాలు అప్‌డేట్‌చేయని ఎవరైతే వాటాదారుల కొరకు, డివిడెండ్ వారెంట్స్/డిమాండ్ డ్రాఫ్టులు/చెక్కులు పోస్టల్ సర్వీసెస్‌లో డిపాజిటరీ పార్టిసిపెంట్స్‌తో వారి బ్యాంక్ వివరాలను అప్‌డేట్‌చేయవలసిందిగా కోరబడుచున్నది. డివిడెండ్ స్వీకరించుటలో జాప్యాలను నివారించుట కొరకు, వాటాదారులు కంపెనీ యొక్క రిజిస్ట్రార్ & ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ), బిగ్‌షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్, 306, రైట్ వింగ్, 3వ అంతస్తు, అమృత విల్లా, యశోధ హాస్పిటల్ ఎదురుగా, రాజ్‌భవన్ రోడ్, హైదరాబాద్ 500 082, తెలంగాణ, ఇండియా టెలి: +91-40-2337 4967, ఫ్యాక్స్: +91-40-2337 0295, ఇమెయిల్ ఐడి: bsshyd@bigshareonline.com కు వారి బ్యాంక్ వివరాలు అప్‌డేటింగ్ కొరకు అభ్యర్థన పంపుట ద్వారా భౌతిక రూపంలో సెక్యూరిటీస్ కలిగియున్న వాటాదారులు మరియు డీమేట్ విధానం సెక్యూరిటీస్ నిర్వహించవచ్చును.

ఆర్థిక చట్టం 2020 (చట్టం) ద్వారా ప్రవేశపెట్టిన మార్పులననుసరించి వాటాదారులు,1 ఏప్రిల్ 2020 నుండి వర్తించుతూ వాటాదారుల హస్తాలలో డివిడెండ్ ఆదాయం పన్నుగా చెల్లించబడును మరియు చట్టం యొక్క సెక్షన్ 194 క్రింద సోర్స్ వద్ద పన్నుల డిడక్టెడ్, రెసిడెంట్ వాటాదారుల కొరకు నిర్ణీత రేట్లతో వాటాదారులకు డివిడెండ్ చెల్లింపు నుండి సోర్స్ (టిడిఎస్) వద్ద కంపెనీ డిడక్ట్‌చేయవలసిందిగా కోరబడుచున్నది. దిగువ విధంగా:

కంపెనీతో అందుబాటులోగల వాటాదారుల వాలిడ్ పాన్	7.5% లేదా భారత ప్రభుత్వంచే గుర్తించబడినట్లు
కంపెనీతో పాన్‌లేకుండా/ఇన్వాలిడ్ పాన్‌తో వాటాదారులు	20% లేదా భారత ప్రభుత్వంచే గుర్తించబడినట్లు

అయితే, ఆర్థిక సంవత్సరం 2020-21 కాలవ్యవధిలో ఒకవేళ వారిచే స్వీకరించబడిన పూర్తి డివిడెండ్, రెసిడెంట్ వ్యక్తిగత వాటాదారులకు డివిడెండ్ చెల్లింపు పై రూ.5,000/-ల మించకుండా మరియు చట్టంలో సూచించిన షరతుల ప్రాతిపదికన 15జి (ఒక కంపెనీకి ఇతరత్రా ఎవరైనా వ్యక్తి లేదా సంస్థ వర్తించు)/ ఫారం 15హెచ్ (60 సంవత్సరాలు మరియు పైబడిన వ్యక్తులకు వర్తించబడును) ఇచ్చిన వారికి టాక్స్ వర్తించదు. వాటాదారులు క్లెయిం లోయర్/నిల్ విత్‌హోల్డింగ్ టాక్స్‌కు చట్టం క్రింద నిర్దేశించినట్లుగా ఏదేని ఇతర పత్రం దాఖలుచేయవచ్చును. పాన్ కార్డు తప్పనిసరిగా జతచేయవలెను.

నాన్-రెసిడెంట్ వాటాదారుల కొరకు, గరిష్టమైన రేటుతో, చట్టం యొక్క సెక్షన్ 195 మరియు ఇతర వర్తించు సెక్షన్ల యొక్క నియమాలతో అనుసరించి పన్నులు విత్‌హెల్డ్‌గా కోరబడుచున్నది. 20% (ప్లస్ వర్తించబడు సర్‌చార్జెస్ మరియుసెస్) యొక్క రేటుతో లేదా భారత ప్రభుత్వంచే గుర్తించినట్లు డివిడెండ్ చెల్లింపుల్లో మొత్తాలు విత్‌హోల్డింగ్ టాక్స్ గా ఉండవలెను. అయితే, చట్టం యొక్క సెక్షన్ 90 ప్రకారం, నాన్-రెసిడెంట్ వాటాదారు ఒకవేళ వారు వాటికి మరింత ప్రయోజనకారిగా ఉన్నట్లైతే, వాటాదారుల యొక్క ఇండియా మరియు టాక్స్ రెసిడెంట్ యొక్క దేశం మధ్య డబుల్ టాక్స్ అవాయిడెన్స్ ట్రీటీ (డిటిఏఏ) యొక్క నియమాల ద్వారా చెలామనికి ఆప్షన్ కలిగియుండవలెను. నాన్-రెసిడెంట్ వాటాదారులకు దిగువ వాటిని కలిగియుంవలెను:

ఎ. ఇండియన్ ఇన్‌కం టాక్స్ అథారిటీస్‌చే కేటాయించిన పాన్ స్వంత-ధృవీకరణ కాపీ;

బి. వాటాదారు నివాసముంటున్న దేశం యొక్క టాక్స్ అథారిటీ నుండి పొందిన స్వంత ధృవీకరణ టాక్స్ రెసిడెన్సీ సర్టిఫికేట్ (టిఆర్‌సి);

సి. నింపిన మరియు సంతకంచేయబడిన ఫారం 10ఎఫ్;

డి. ప్రాథమికంగా దిగువ నాన్-రెసిడెంట్ వాటాదారు (ఫార్మెట్ www.bigshareonline.com పై అందుబాటులో ఉంటాయి)

1. ఆర్థిక సంవత్సరం 2020-21 కాలవ్యవధిలో కంట్రీ ఆఫ్ రెసిడెన్స్ యొక్క టాక్స్ రెసిడెన్స్ మిగియున్నదానికి కొనసాగు వచ్చును;
2. సదరు టాక్స్ ట్రీటీ యొక్క బెనిఫిట్ క్లెయింకు నాన్-రెసిడెంట్ అర్హుడు;
3. ఏదేని విధానంలో ఇంపేయిర్డ్‌గా డిటిఏఏ యొక్క ప్రయోజనం కొరకు దీని క్లెయింను విశ్వసించుటకు నాన్-రెసిడెంట్ కారణమున్ననూ;
4. అట్టి ఆదాయం యొక్క ప్రయోజన స్వంతంలో డివిడెండ్ ఆదాయం స్వీకరించని నాన్-రెసిడెంట్; మరియు
5. ఏదేని పర్మినెంట్ ఎస్టాబ్లిష్‌మెంట్ (పిఇ) లేదా ఫిక్స్‌డ్ బేస్ ఇన్ ఇండియాకు కలిసియున్న నాన్ అట్రిబ్యూటబుల్/ఎఫెక్టివ్లి యొక్క డివిడెండ్ ఆదాయం.

ఇ. లోయర్ విత్‌హోల్డింగ్ టాక్స్ కొరకు ఒకవేల వర్తించినచో చట్టం క్రింద నిర్దేశించిననట్లు ఏదేని ఇతర పత్రాలు, వాటాదారుచే ధృవీకరించబడియుండవలెను.

డివిడెండ్ మొత్తాలపై టాక్స్ డిడక్షన్/విత్ హోల్డింగ్ సమయంలో డిటిఏఏ రేట్లు బెనిఫిషల్ దరఖాస్తుకు కంపెనీ బాధ్యులు కారు. నాన్ రెసిడెంట్ వాటాదారులచే దాఖలుచేయబడిన పత్రాల యొక్క బెనిఫిషల్ డిటిఏఏ రేటు యొక్క దరఖాస్తు పూర్తిచేయు దానిపై ఆధారపడియుంటుంది మరియు కంపెనీచే సంతృప్తిపరచు సమీక్షపై ఆధారపడియుంటుంది. పై విధంగా లేనివి, ఫారిన్ ఇన్‌స్టిట్యూషన్ ఇన్వెస్టర్స్ (ఎఫ్‌ఐఐ) మరియు ఫారిన్ పోర్ట్‌ఫోలియో ఇన్వెస్టర్స్ (ఎఫ్‌పిఐ) లకు డివిడెండ్ చెల్లింపు పై 20% (ప్లస్ వర్తించబడు సర్‌చార్జిలు మరియు సెస్)గా పన్ను డిడక్ట్‌చేయబడును. అట్టి టిడిఎస్ రేటు ఏదేని లోయర్ డిటిఏఏ రేటు లేదా లోయర్ పన్ను డిడక్షన్ ఆర్డర్ దరఖాస్తు యొక్క ఖాతాపై డిడక్ట్‌చేయబడుతాయి.

పై పేర్కొన్న పత్రాలు డిటర్మిన్ మరియు డిడక్ట్ అప్రాప్రైయిట్ టిడిఎస్/ విత్‌హోల్డింగ్ టాక్స్‌కు కంపెనీ వీలుగా క్రమంలో శుక్రవారం, 17 జులై, 2020న లేదా ముందుగా వెబ్‌సైట్ www.bigshareonline.com పై అప్‌లోడ్‌చేయవచ్చును లేదా DRLtaxexemption@bigshareonline.com వద్ద దాఖలుచేయవచ్చును. అసంపూర్తి మరియు/లేదా సంతకంచేయని ఫారాలు మరియు ప్రకటనలు కంపెనీచే పరిగణించబడవు. టాక్స్ డిటర్మినేషన్/డిడక్షన్ పై సమాచారం 17 జులై 2020న పోస్టు పరిగణించబడదు.

సదరు ఫైనల్ డివిడెండ్ యొక్క చెల్లింపుల ముందు, డ్యూ కోర్సులో వాటాదారుల రిజిస్టర్ ఇమెయిల్ అడ్రస్ వద్ద టిడిఎస్ సర్టిఫికేట్ యొక్క సాఫ్ట్ కాపీని ఇమెయిల్‌కు కంపెనీ ఏర్పాటుచేస్తుంది.

ఆదాయ పన్ను చట్టం, 1961 ప్రకారం ఆదాయంను తిరిగి పొందుటకు ఫైల్‌చేయుటలో వాటాదారులకు ఆప్షన్ అందుబాటులో ఉంటుంది, పై పేర్కొన్న వివరాలు/పత్రాలు స్వీకరించుటలో గైర్హాజరులో గరిష్ట రేటు వద్ద డిడక్టెడ్‌గా సదరు డివిడెండ్ పై పన్ను విషయంలో మరియు అర్హత ఉన్నచో, సరైన రిఫండ్‌గా క్లెయింలును వాటాదారులు గమనించగలరు. సమాచారం అంతటికి/విచారణల కొరకు మా ఆర్‌టిఏకు, బిగ్‌షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్‌కు వారి ఇమెయిల్ చిరునామా DRLtaxexemption@bigshareonline.com పై సంప్రదించవచ్చును.

టిడిఎస్ సెటిల్‌బెట్ పై, పై సమాచారం సారాంశం మాత్రమే మరియు లేదా ఆల్ పొటెన్షియల్ టాక్స్ కంసెక్వెన్సెస్ జాబితాలో పూర్తి విశ్లేషణ కాదు. వాటాదారులు వారి ప్రత్యేక పరిస్థితుల్లో వర్తించబడు పన్ను చెల్లింపుల కొరకు వారి స్వంత పన్ను అడ్వైజరీలతో సంప్రదింపులు కలిగియుండవలెను. ఏజియం ప్రకటనను పై చెప్పిన సర్క్యులర్స్ మరియు అందుబాటులోగల చట్టాలతో అనుసరించి డ్యూ కోర్సులో వారి ఇమెయిల్ అడ్రస్‌లు రిజిస్టరైన దానిపై వాటాదారులకు పంపించబడినది.

డా. రెడ్డీస్ లాబోరేటరీస్ లిమిటెడ్ తరపున

ప్రదేశం: హైదరాబాద్
తేది: జూన్ 24, 2020

సందీప్ పొద్దార్
కంపెనీ సెక్రటరీ

డా. రెడ్డీ'స్ లాబోరేటరీస్ లిమిటెడ్
రిజిస్టర్డు ఆఫీసు: 8-2-337, రోడ్ నం.3, బంజారాహిల్స్, హైదరాబాద్-500 034, తెలంగాణ, ఇండియా
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com